UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2009
Commission Filing Number: 001-33398

Simcere Pharmaceutical Group
(Translation of registrant’s name into English)

No. 699-18 Xuan Wu Avenue,
Xuan Wu District, Nanjing
Jiangsu Province 210042
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIMCERE PHARMACEUTICAL GROUP
FORM 6-K

Page
Signature	3
Exhibit 99.1 — Press Release	4

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Simcere Pharmaceutical Group
By:	/s/ Zhigang Zhao
Name:	Zhigang Zhao
Title:	Chief Financial Officer

DATE: May 19, 2009

Exhibit 99.1
SIMCERE PHARMACEUTICAL GROUP REPORTS UNAUDITED FIRST QUARTER 2009 RESULTS
Company announces agreement to acquire stake in
antibody producer Shanghai Celgen Bio-Pharmaceutical Co., Ltd.
NANJING, CHINA, May 19, 2009 — Simcere Pharmaceutical Group (“Simcere” or the “Company”) (NYSE: SCR), a leading manufacturer and supplier of branded generic and innovative pharmaceuticals in China, today reported unaudited financial results for the quarter ended March 31, 2009.
Highlights
²	Total revenue increased to RMB442.5 million (US$64.8 million) for the first quarter of 2009 from RMB394.6 million for the corresponding period in 2008, representing 12.1% year-over-year growth.

²	Income from operations was RMB61.1 million (US$8.9 million) for the first quarter of 2009, a decrease of 38.4% from RMB99.2 million for the corresponding period in 2008.

²	Net income attributable to Simcere was RMB48.2 million (US$7.1 million) for the first quarter of 2009, representing a 57.0% year-over-year decrease.

²	Gross margin for the first quarter of 2009 was 82.5%, compared to 83.2% for the corresponding period in 2008.
Mr. Jinsheng Ren, Chairman and Chief Executive Officer of Simcere Pharmaceutical Group, commented: “We saw solid growth in our total revenue this quarter. Sales of our edaravone injection products, the single largest contributor to our total revenue, continued to grow, while the sales performance of Endu remained a challenge. Elsewhere in our portfolio, the growth of Sinofuan and our other branded generics was encouraging.”
Mr. Ren continued, “We are excited to announce today our partnership with Shanghai Celgen, a developer and producer of antibodies. Following our recent agreement with Epitomics, this is an important step forward in developing Simcere’s strategic focus in the area of biopharmaceuticals. Looking forward, we will continue to seek investment and cooperation opportunities to enrich our pipeline for Simcere’s mid to long term growth.”
Simcere announced today that it has signed an agreement to indirectly acquire approximately 35.1% of the equity of Shanghai Celgen Bio-Pharmaceutical Co., Ltd. (“Shanghai Celgen”), through the 100% acquisition of Pearl Ocean Holdings Limited (“Pearl”) for a total cash sum of RMB140 million, of which RMB30 million will be applied towards the repayment of indebtedness. Shanghai Celgen has strong expertise in research and production of therapeutic antibodies and possesses an antibody manufacturing facility in Shanghai, for which GMP certification is pending. Shanghai Celgen’s major biogeneric drug candidate, an etanercept, has completed clinical trials and is currently awaiting approval from the PRC State Food and Drug Administration (“SFDA”). In addition, Simcere is entitled to unwind the acquisition and have returned the amounts it has paid if the SFDA does not approve Shanghai Celgen’s major biogeneric drug candidate within 24 months from the date of agreement. The agreement is subject to certain closing conditions.
In December 2008, Simcere signed an agreement with Epitomics, Inc., to collaborate on the co-development and production of monoclonal antibodies for the treatment of multiple tumors.
2009 First Quarter Financial Results
Total revenue for the first quarter of 2009 was RMB442.5 million (US$64.8 million), an increase of 12.1% from RMB394.6 million for the corresponding period in 2008.

Revenue from Endu, the Company’s patented anti-cancer biotech product, totaled RMB36.5 million (US$5.3 million) in the first quarter of 2009, representing 8.4% of the Company’s product revenue for the quarter and a decrease of 42.8% from RMB63.8 million for the corresponding period in 2008.
Revenue from edaravone injection products under the brand names Bicun and Yidasheng totaled RMB159.6 million (US$23.4 million) in the first quarter of 2009, representing 36.5% of the Company’s product revenue for the quarter and an increase of 5.0% from RMB152.0 million for the corresponding period in 2008.
Revenue from other first-to-market products, Jiebaishu, a nedaplatin product, Sinofuan, a 5-FU sustained release implant for the treatment of cancer, and Anxin, a biapenem injection for the treatment of serious infections launched in the fourth quarter of 2008, totaled RMB32.8 million (US$4.8 million) in the first quarter of 2009.
Revenue from other branded generic products totaled RMB207.7 million (US$30.4 million) in the first quarter of 2009, representing 47.6% of the Company’s product revenue for the quarter and an increase of 19.5% from RMB173.8 million for the corresponding period in 2008.
Gross margin for the first quarter of 2009 was 82.5%, compared to 83.2% for the corresponding period in 2008.
Research and development expenses for the first quarter of 2009 totaled RMB25.0 million (US$3.7 million), an increase of 40.9% from RMB17.8 million for the corresponding period in 2008. The increase was primarily due to the recognition of an upfront payment to Epitomics Inc. under the agreement for the co-development and production of humanized rabbit monoclonal antibody therapeutics for multiple tumors. As a percentage of total revenue, research and development expenses were 5.7% for the first quarter of 2009, compared to 4.5% for the corresponding period in 2008.
Sales marketing and distribution expenses for the first quarter of 2009 were RMB219.8 million (US$32.2 million), an increase of 33.6% from RMB164.5 million for the corresponding period in 2008. As a percentage of total revenue, sales, marketing and distribution expenses were 49.7% for the first quarter of 2009, compared to 41.7% for the corresponding period in 2008. The increase was primarily due to reduced sales and marketing activities in the first quarter of 2008 due to the severe snow storm in China during that period, and the expansion of the sales and promotion team in the first quarter of 2009.
General and administrative expenses were RMB59.3 million (US$8.7 million) for the first quarter of 2009, an increase of 26.1% from RMB47.0 million for the corresponding period in 2008. As a percentage of total revenue, general and administrative expenses increased to 13.4% for the first quarter of 2009 from 11.9% for the corresponding period in 2008. The increase was primarily due to increased administrative headcount and increased travel and conference activities.
Share-based compensation expenses, which were allocated to research and development expenses, sales, marketing and distribution expenses, and general and administrative expenses, based on the nature of the work that the Company’s employees were assigned to perform, totaled RMB6.3 million (US$0.9 million) for the first quarter of 2009. Share-based compensation expenses for the first quarter of 2008 were RMB7.0 million.
Income from operations was RMB61.1 million (US$8.9 million) for the first quarter of 2009, a decrease of 38.4% from RMB99.2 million for the corresponding period in 2008.
Income tax expense for the first quarter of 2009 totaled RMB7.6 million (US$1.1 million), compared to RMB16.8 million for the corresponding period in 2008. The decreased income tax expense for the first quarter of 2009 was primarily due to the lower taxable income for the first quarter of 2009. The effective tax rates for the first quarters of 2009 and 2008 remained stable.
Net income attributable to Simcere was RMB48.2 million (US$7.1 million) for the first quarter of 2009, compared to RMB112.1 million for the corresponding period in 2008. Net income margin was 10.9% for the first quarter of 2009, compared to 28.4% for the first quarter of 2008.
Basic and diluted earnings per share for the first quarter of 2009 were RMB0.40 (US$0.06). One American Depository Share (“ADS”) represents two ordinary shares of the Company. Basic and diluted earnings per ADS for the first quarter of 2009 were RMB0.80 (US$0.12).
As of March 31, 2009, the Company had cash, cash equivalents and restricted cash of RMB 825.5 million (US$120.8 million), compared to RMB813.8 million as of December 31, 2008.
On January 6, 2009, the Company completed an acquisition of the remaining 10% of the outstanding shares of Shandong Simcere Medgenn Bio-Pharmaceutical Co., Ltd. (“Shandong Simcere”) for a cash consideration of approximately RMB30.1 million (US$4.4 million). Following the acquisition, Shandong Simcere became a wholly-owned subsidiary of the Company.
Subsequent event
On April 15, 2009, the compensation committee of the Company’s board of directors approved a share option exchange program that offered the Company’s eligible employees and directors the right to exchange vested and unvested outstanding share options to purchase ordinary shares of the Company under the 2006 Share Incentive Plan for restricted shares of the Company. The exchange ratio was determined based on the fair value of replacement restricted shares so that the fair value of the replacement restricted shares to be issued upon exchange would be approximately equivalent to the fair value of the share options surrendered by an individual. In addition, these replacement restricted shares are subject to substantially the same vesting schedule as the options that are validly tendered in the exchange offer. The exchange of the share option awards for restricted shares was accounted for as a modification for awards which involves a cancellation of the original award and an issuance of a new award. The replacement restricted shares were granted on May 7, 2009. Management does not expect the effect of this award modification on share-based compensation expense over the remaining requisite service period to be significant. This exchange program is expected to provide additional incentive and retention value.
Financial Statements
The unaudited consolidated condensed statements of income and balance sheets accompanying this press release have been prepared by management using U.S. GAAP. These financial statements are not intended to fully comply with U.S. GAAP because they do not present all of the disclosures required by U.S. GAAP.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions. In particular, the quotations from management in this press release and the section under “Financial Outlook” contain forward-looking statements. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Further information regarding these and other risks is included in Simcere’s filing with the U.S. Securities and Exchange Commission at www.sec.gov. Simcere does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
Conference Call
Simcere Pharmaceutical Group will host a conference call to discuss the Company’s results for the first quarter 2009 on Tuesday, May 19, at 8 a.m. Eastern Time (Tuesday, May 19, at 8 p.m. Beijing/Hong Kong time). The management team will be on the call to discuss the results for first quarter 2009 and to answer questions.
To access the conference call, please dial:

United States toll-free dial-in number:	+1 800 659 2056
International dial-in number:	+1 617 614 2714
North China toll-free dial-in number:	+86 10 800 152 1490

South China toll-free dial-in number:	+86 10 800 130 0399
Hong Kong dial-in number:	+852 3002 1672
Please ask to be connected to Simcere’s Q1 2009 earnings call and provide the following passcode: 25770430. Simcere will also broadcast a live audio webcast of the conference call. The broadcast will be available by visiting the “Investor Relations” section of the Company’s web site at www.simcere.com.
Following the earnings conference call, an archive of the call will be available by dialing:

United States toll-free dial-in number:	+1 888 286 8010
United States dial-in number:	+1 617 801 6888
The passcode for replay participants is: 21293840. The telephone replay also will be archived on the “Investor Relations” section of the Company’s web site for seven days following the earnings announcement.
About Simcere Pharmaceutical Group
Simcere Pharmaceutical Group (NYSE:SCR, Simcere) is a leading manufacturer and supplier of branded generic and innovative pharmaceuticals in China. In recent years, Simcere has been focusing its strategy on the development of innovative pharmaceuticals and first-to-market generics, and has introduced an innovative anti-cancer medication Endu, a first-to-market medication Sinofuan, and first-to-market generics such as Bicun and Anxin. Simcere manufactures and sells antibiotics, anti-cancer medication and stroke management medication. Simcere concentrates its research and development efforts on the treatment of diseases with high incidence and/or mortality rates and for which there is a clear demand for more effective pharmacotherapy such as cancer, strokes, orthopaedics and infectious diseases. For more information about Simcere Pharmaceutical Group, please visit www.simcere.com.
Investor and Media Contacts:
Email: ir@simcere.com

In Nanjing:	In the United States:
Frank Zhao	Kate Tellier
Chief Financial Officer	Brunswick Group LLC
Simcere Pharmaceutical Group	Tel: 1-212-333-3810
Tel: 86-25-8556-6666 ext 8818

In Beijing:	In Hong Kong:
Kejia Wu	Joseph Lo Chi-Lun
Brunswick Group	Brunswick Group
Tel: 86-10-6566-2256	Tel: 852-3512-5000

SIMCERE PHARMACEUTICAL GROUP
UNAUDITED CONSOLIDATED CONDENSED STATEMENTS OF INCOME
(AMOUNTS EXPRESSED IN THOUSANDS, EXCEPT SHARE AND ADS DATA)

	Three months ended March 31,
	2008	2009	2009
	RMB	RMB	USD
Product revenue	392,928	436,633	63,902
Other revenue	1,714	5,873	859

Total revenue	394,642	442,506	64,761

Cost of materials and production	(66,120)	(77,320)	(11,316)

Gross profit	328,522	365,186	53,445

Operating expenses:
Research and development expenses	(17,773)	(25,047)	(3,666)
Sales, marketing and distribution expenses	(164,518)	(219,779)	(32,165)
General and administrative expenses	(47,027)	(59,288)	(8,677)

Income from operations	99,204	61,072	8,937

Interest income	10,407	2,569	376
Interest expense	(482)	(2,503)	(366)
Foreign currency exchange gains/(losses)	26,554	(84)	(12)

Earnings before income taxes	135,683	61,054	8,935

Income tax expense	(16,782)	(7,592)	(1,111)

Net income	118,901	53,462	7,824

Less: Net income attributable to the noncontrolling interest	(6,784)	(5,288)	(774)

Net income attributable to Simcere	112,117	48,174	7,050

Earnings per share attributable to Simcere:
Basic	0.90	0.40	0.06

Diluted	0.88	0.40	0.06

Earnings per ADS attributable to Simcere:
Basic	1.79	0.80	0.12

Diluted	1.76	0.80	0.12

Weighted average number of common shares:
Basic	125,007,793	120,624,814	120,624,814
Diluted	127,645,885	120,624,814	120,624,814

SIMCERE PHARMACEUTICAL GROUP
UNAUDITED CONSOLIDATED CONDENSED BALANCE SHEETS
(AMOUNTS EXPRESSED IN THOUSANDS)

	December 31,	March 31,	March 31,
	2008	2009	2009
	RMB	RMB	USD
Assets
Current assets
Cash, cash equivalents and restricted cash	813,766	825,501	120,813
Accounts and bills receivables, net	748,997	622,482	91,100
Inventories	95,948	102,190	14,956
Other current assets	49,048	80,054	11,716

Total current assets	1,707,759	1,630,227	238,585
Property, plant and equipment, net	463,059	472,477	69,147
Land use rights	114,624	114,005	16,685
Goodwill and intangible assets, net	453,455	446,327	65,320
Other assets	39,325	40,324	5,902

Total assets	2,778,222	2,703,360	395,639

Liabilities
Current liabilities
Short-term borrowings and current installments of long-term debt	6,000	6,000	878
Accounts and bills payables	25,219	36,796	5,385
Other payables and accrued liabilities	303,794	263,930	38,626

Total current liabilities	335,013	306,726	44,889
Long-term debt, excluding current installments	62,000	62,000	9,074
Deferred tax liabilities	59,358	57,813	8,461
Other liabilities	20,529	20,787	3,042

Total liabilities	476,900	447,326	65,466

Equity
Simcere shareholders’ equity
Ordinary shares at par	9,624	9,353	1,369
Additional paid-in capital	1,505,252	1,404,555	205,558
Accumulated other comprehensive loss	(82,130)	(72,290)	(10,580)
Retained earnings	820,279	868,453	127,099

Total Simcere shareholders’ equity	2,253,025	2,210,071	323,446
Noncontrolling interest	48,297	45,963	6,727

Total equity	2,301,322	2,256,034	330,173
Commitments and contingencies
Total liabilities and equity	2,778,222	2,703,360	395,639

Note:	The conversions of Renminbi (RMB) into United States dollars (USD) as at the reporting dates are based on the noon buying rate of USD1.00 = RMB6.8329 on March 31, 2009 as set forth in the H. 10 statistical release of the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on the reporting dates.